Report regarding the addition of Woori Ea Fifth Asset Securitization Specialty Co., Ltd. as a
second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On June 29, 2010, Woori F&I Co., Ltd. (“Woori F&I”), a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori Ea Fifth Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Woori Ea Fifth Asset Securitization Specialty Co., Ltd. (“Woori Ea”)

•	Financial status as of June 9, 2010 (the expected date of establishment):

(unit: millions of KRW)

Total assets	100	Total shareholders’ equity	100

Total liabilities	—	Capital stock	10

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Woori Ea is a wholly-owned subsidiary of Eugene Restructuring Private Real Estate Investment Trust I (“Eugene Restructuring”) and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of June 29, 2010 (the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	62,094	Total shareholders’ equity(1)	8,000

Total liabilities(2)	54,094	Capital stock(1)	800

(1) Eugene Restructuring and Woori I&S are expected to make capital injections of W2,300 million and W5,600 million, respectively, into Woori Ea on June 29, 2010.
(2) As of June 29, 2010, Eugene Restructuring and Woori I&S are expected to purchase W16,228.2 million and W37,865.8 million, respectively, of securitized debt to be issued by Woori Ea.

•	Total number of all subsidiaries of Woori Finance Holdings after addition: 51

•	Date of addition as a subsidiary: June 29, 2010